14048881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67945

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mirae Asset Securities (USA) Inc. 10 West 46th Street, Suite 1109
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Ebert 212-485-5982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associates, L.L.P
(Name – *if individual, state last, first, middle name*)

5 West 37th Street - 4th Fl (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PUBLIC

SEC Mail Processing Section
MAR 04 2014
Washington DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Young Guk Gong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirae Asset Securities (USA) Inc., as of February 24, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MARIO BERMUDEZ
Notary Public - State of New York
NO. 01BE6195793
Qualified in New York County
My Commission Expires 4/01/2016

2/24/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Mirae Asset Securities (USA) Inc. (A Wholly-Owned
Subsidiary of Mirae Asset Hong Kong Ltd):

We have audited the accompanying statement of financial condition of Mirae Asset Securities (USA) Inc. (A Wholly-Owned Subsidiary of Mirae Asset Hong Kong Ltd.) (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statements that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mirae Asset Securities (USA) Inc. (A Wholly-Owned Subsidiary of Mirae Asset Hong Kong Ltd.) as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 25, 2014

MIRAE ASSET SECURITIES (USA) INC.
(A Wholly-Owned Subsidiairy of Mirae Asset Hong Kong Ltd.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

ASSETS		
Cash	$	1,355,296
Interest-Bearing Deposits		5,005,567
Deposit with clearing broker		150,024
Receivable from clearing broker		3,273
Due from Affiliates		7,348
Prepaid expenses		82,758
Property and equipment (net of accumulated depreciation and amortization $517,900)		106,207
Security deposit and other assets		129,454
TOTAL ASSETS	$	6,839,927

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		136,803
Due to affiliates		1,141
Deferred Rent		1,717
TOTAL LIABILITIES		139,661
STOCKHOLDER'S EQUITY		
Additional Paid In Capital		10,000,000
Retained Earnings		(3,299,734)
TOTAL STOCKHOLDER'S EQUITY		6,700,266
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	6,839,927

See accompanying notes.

MIRAE ASSET SECURITIES (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Hong Kong Ltd.)
NOTES TO FINANCIAL STATEMENT
December 31, 2013

1. ORGANIZATION

Mirae Asset Securities (USA) Inc. (the "Company") is a wholly-owned subsidiary of Mirae Asset Hong Kong Ltd. (the "Parent"), located in Hong Kong, China. The Parent is a wholly-owned subsidiary of Mirae Asset Securities Co., Ltd. (the "ultimate Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was incorporated in Delaware on April 24, 2008, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company executes and clears its U.S. securities trades through a third-party clearing broker. Non-U.S. securities trades clear through its affiliates. These trades are settled on a delivery versus payment basis. The Company also provides investment advisory and research services to institutions in the U.S. investing in the emerging markets.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company operates its U.S. securities business activities pursuant to SEC Rule 15c3-3(k)(2)(ii), and clears such transactions on a fully disclosed basis through its clearing firm; and operates its foreign securities business pursuant to SEC Rule 15c3-3(k)(2)(i), and all foreign securities transactions are cleared on a DVP/RVP basis. In all instances the Company does not hold customer funds or customer securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Deposit with Clearing Broker —The deposit with a clearing broker consists of cash on deposit with an unrelated broker-dealer with whom the Company maintains a clearing agreement.

Cash-The Company's cash is held at a major U.S. bank.

Interest-Bearing Deposits - Interest-bearing deposits consist of Certificates of Deposits with depository institution, which bear interest at 1.9% with a maturity of April 16, 2014.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition - All securities transactions and related revenue and expenses are recorded on a trade date basis. No unsettled securities transactions existed at December 31, 2013. Research fees are recognized as income when the services are provided and collection is reasonably assured.

Depreciation and Amortization— Property and equipment are carried at cost less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation over five to seven years on furniture and equipment. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the lease.

Income Taxes – The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (*Income Taxes)*. Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns.

3. RELATED PARTY TRANSACTIONS

The Company executes its customers' orders for Korean securities and Hong Kong/Chinese securities through the ultimate Parent and the Parent, respectively. Commissions on such securities transactions for customers are collected directly by the respective related party from the customers and remitted periodically to the Company. Such commission income from the arrangements with the related parties amounted to $1,003,664 for the year ended December 31, 2013. Related commissions receivable from the related parties as of December 31, 2013 amounted to $7,348. Also, the Company has due to affiliates of $1,141 as of December 31, 2013 and other operating expenses of related parties of $93,947 for the year Ended December 31, 2013.

4. PROPERTY AND EQUIPMENT

At December 31, 2013, furniture, equipment and leasehold improvement are comprised of the following:

Computer and office equipment	$ 156,431
Furniture and fixture	201,216
Leasehold	266,460
Total at cost	624,107
Less accumulated depreciation and amortization	(517,900)
Property and equipment – net	$ 106,207

Depreciation and amortization expense amounts to $98,927 for the year ended December 31, 2013.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2013, the Company had net capital of $3,270,020 which was $3,170,020 in excess of ts required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was .04 to 1.

The Company maintains proprietary accounts with its clearing broker ("PAIB assets"). PAIB assets are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

6. INCOME TAXES

Income Tax Expenses for the period ended December 31, 2013 is summarized as follows.

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State and local	(10,257)	-	(10,257)
	$ (10,257)	$ -	$ (10,257)

The difference between the effective tax rate on income before income taxes and the federal statutory rate was mainly due to state income taxes, change in beginning balance of valuation allowance, and permanent differences.

6. INCOME TAXES (continued)

The income tax effect of each type of temporary differences that gave rise to a significant portion of the net deferred tax assets as of December 31, 2013 is as follows:

Net loss	$ 1,376,684
Property and equipment	79,978
Accrued expense	52,566
Deferred rent	(847)
State & Local tax benefit	(168,491)
Total	1,339,890
Valuation allowance	(1,339,890)
Net deferred tax assets	$ -

At December 31, 2013, the Company has net operating loss carryforwards of approximately $2,809,000 for federal income tax purposes, which will expire in various years that begin to expire in 2031.

The Company intends to maintain a valuation allowance for the net operating loss carryforwards until sufficient evidence exists to support the reversal of the valuation allowance. The Company has recorded full valuation allowances against deferred tax assets as of December 31, 2013. The net change in valuation allowance for the year ended December 31, 2013 was a decrease of approximately $62,808. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of and for the year ended December 31, 2013. All tax years since March 31, 2010 are open to tax examination by authorities.

7. SAVINGS PLAN

The Company offers their employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Eligible employees were permitted to contribute up to 96% of their compensation up to a maximum of $17,500 for the year ended December 31, 2013. The Company matches 100% of each employee's contributions up to a maximum of 6% of employee's compensation. Matched contributions are fully vested immediately. Participation in the 401(k) Plan is available to all full time employees of the Company and employees are eligible on the first of the month following 90 days of employment. The Company made $20,640 in matching contributions to the 401(k) Plan for the year ended December 31, 2013 and is included in employee compensation and benefits in the accompanying statement of operation.

8. COMMITMENTS AND CONTINGENCIES

The Company leases office space under a lease agreement expiring in 2018. Minimum rental commitments under such operating leases are as follows:

Year Ending December 31,	
2014	$ 81,240
2015	48,709
2016	50,170
2017	51,667
2018	4,316
Minimum Lease Payments	$ 236,102

The total rent expense for the year ended December 31, 2013 was $202,548.

8. COMMITMENTS AND CONTINGENCIES (continued)

In the normal course of its business, the Company indemnifies and guarantees providers, such as clearing and custody agents against specified potential losses in connection acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

9. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which have been deemed material.

* * * * * *

Mirae Asset Securities (USA) Inc.
(A Wholly-Owned Subsidiary of
Mirae Asset Hong Kong Ltd.)

(SEC I.D. No. 8-67945)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013
AND
INDEPENDENT AUDITOR'S REPORT

*

Filed pursuant to Rule 17-a5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT.